SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No.: __)


                         AMERICAN PETROLEUM GROUP, INC.
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.0001
                         (Title of Class of Securities)

                                   028864 10 6
                                 (CUSIP Number)

                             MICHAEL S. KROME, ESQ.
                                  8 TEAK COURT
                           LAKE GROVE, NEW YORK 11755
                                 (631) 737-8381
           (Name Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                SEPTEMBER 9, 2004
             (Date of Event which Requires Filing of this Statement)


If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes)

                                  SCHEDULE 13D

CUSIP No.:        028864 10 6

1        Name of Reporting Person
         I.R.S. Identification No. of Above Person

                  MICHAEL S. KROME
-------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP           (a)  [X]                     (b)  [ ]
-------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO
-------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)
         Not Applicable
-------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
-------------------------------------------------------------------------------------------------------------------
                            7        SOLE VOTING POWER
Number of                            75,000
Shares                     ----------------------------------------------------------------------------------------
Beneficially                8        SHARED VOTING POWER
Owned by                             1,348,750
Each                       ----------------------------------------------------------------------------------------
Reporting Person            9        SOLE DISPOSITIVE POWER
With                                 75,000
                           ----------------------------------------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER
                                     1,348,750
-------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         75,000
-------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES _ _ _ _ _
-------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2%
-------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN, HC
-------------------------------------------------------------------------------------------------------------------


Item 1.           SECURITY AND ISSUER

         The class of securities to which this statement relates in the common stock, $0.001 par value (the "Common Stock") of American Petroleum Group, Inc., located at 1400 N Gannon Drive, Hoffman Estates, IL 60194


ITEM 2.           IDENTITY AND BACKGROUND

            (a) - (c)
Name                       Principal Occupation      Employer      Address
----------------------------------------------------------------------------------------
Michael S. Krome, Esq.     Attorney                  Self          8 Teak Court
                                                                   Lake Grove, NY  11755

                  (d)      None
                  (e)      None
                  (f)      United States

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Issued pursuant to Compensation Agreement with Issuer


ITEM 4.           PURPOSE OF TRANSACTION

                  Purpose of issuance was as part of compensation for serving as Director and General Counsel of Issuer

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 75,000 shares of Common Stock of the Issuer, representing approximately 2% of the Issuer's common stock (based upon 3,740,000 shares of common stock outstanding at November 19, 2004).
                  (b) Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the 75,000 shares beneficially owned by the Reporting Person.
                  (c) Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.
                  (d) Certain Rights of Other Persons. Not Applicable (e) Date Ceased to be a 5% Owner. Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not Applicable


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 29, 2004

                                                /s/ Michael S. Krome
                                               ----------------------
                                               Michael S. Krome, Esq.